Exhibit 99.2

Form 51-102F3
Material Change Report

1.	Name and Address of Company

MAG Silver Corp.
Suite 770 - 800 West Pender Street
Vancouver, BC
V6C 2V6   Canada

2.	Date of Material Change

July 18, 2012

3.	News Release

MAG Silver Corp. (the “Company”) issued a news release dated July 18, 2012 (the “News Release”) relating to the material change.  The News Release was distributed through Marketwire and filed with the applicable securities regulatory authorities.

4.	Summary of Material Change

On July 18, 2012, the Company announced that exploration drill hole CM12-431 has intersected four distinct, closely spaced zones of massive sulphides ranging from 3.1 metres to 61.6 metres in thickness. These new discovery intercepts were drilled approximately 225 metres beneath the strongest mineralization previously drilled in the “Jose Manto-Bridge Zone” and show all of the hallmarks of the near-source part of the Carbonate Replacement Deposit (“CRD”) system that MAG has been systematically seeking at Cinco de Mayo. The mineralization in the upper intercept of Hole CM12-431 is likely connected to the 4 kilometre long Bridge Zone-Jose Manto where high grade mineralization of lead, zinc and silver has previously been drilled.

The principal new mineralized intercepts in Hole CM12-431 start at 730 metres down hole.  The thickest intercept, called the Pegaso Zone, begins at 927 metres down hole and for 61.6 metres grades 89 grams per tonne (“g/t”) (2.6 ounces per ton (“opt”)) silver, 0.78 g/t gold, 0.13% copper with 2.1% lead and 7.3% zinc; including: 31.9 metres that grades 117 g/t (3.4 opt) silver, 1.13 g/t gold, 0.16% copper with 2.7% lead and 9.3% zinc.  Three additional intercepts (See Table 1) ranging from 3.12 to 20.15 metres thick lie above this, between 817 and 900 metres depth.  The best is the 10 metre intercept (817.22 - 827.22 metres down hole) which returned 1.38 g/t gold, 139 g/t (4.1 opt) silver, 0.11% copper, 2.62% lead and 11.8% zinc. The gold and copper grades in all four intercepts are the highest and most consistent yet encountered on the project.  Significantly, broad zones of coarse marble and pervasive tungsten-bearing garnet skarn occur above, between and below the massive sulphide zones, indicating a very large scale system has been located.

5.	Full Description of Material Change

For a full description of the material change, please see “Schedule A” below.  The press release may also be viewed on SEDAR at www.sedar.com .

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

Dan MacInnis
President and Chief Executive Officer
Telephone: (604) 630-1399
Facsimile: (604) 681-0894

9.	Date of Report

July 18, 2012

SCHEDULE A

MAG Silver Corp.	July 18, 2012 NR#12-09

MAG SILVER DRILLS 61.6 METRE SILVER, GOLD, ZINC, LEAD, COPPER MASSIVE SULPHIDE INTERCEPT
AT CINCO DE MAYO

CM12-431: 89 g/t silver, 0.78 g/t gold, 0.13% copper 2.1% lead and 7.3% zinc over 61.6 metres
Including: 117 g/t silver, 1.13 g/t gold. 0.16% copper, 2.7% lead and 9.3% zinc over 31.9 metres
And: 139 g/t silver, 1.38 g/t gold. 0.11% copper, 2.6% lead and 11.8% zinc over 10.0 metres

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG”) is pleased to announce that exploration drill hole CM12-431 has intersected four distinct, closely spaced zones of massive sulphides ranging from 3.1 metres to 61.6 metres in thickness (See Diagram 1 and Table 1). These new discovery intercepts were drilled approximately 225 metres beneath the strongest mineralization previously drilled in the “Jose Manto-Bridge Zone” and show all of the hallmarks of the near-source part of the Carbonate Replacement Deposit (“CRD”) system that MAG has been systematically seeking at Cinco de Mayo. The mineralization in the upper intercept of Hole CM12-431 is likely connected to the 4 kilometre long Bridge Zone-Jose Manto where high grade mineralization of lead, zinc and silver has previously been drilled.

“This is a real victory for our systematic exploration methodology and we are very pleased to deliver another discovery of this magnitude to our shareholders, this time 100% owned. Hole 431 has cut by far the strongest mineralization yet seen at Cinco de Mayo,” said Dan MacInnis, MAG Silver President and CEO. “The size and geological characteristics we see are the kind of major mineralization centre/source we have long expected at Cinco de Mayo, and it is open in all directions.”

The shallower high grade silver, lead and zinc mineralization of the 4,000 metre long combined Bridge Zone-Jose Manto is also growing rapidly through systematic delineation drilling.  New assay results from drilling at the Bridge Zone-Jose Manto are in process and planned for release by the Company shortly.  An initial resource estimate and NI 43-101 Technical Report for Cinco de Mayo are currently in process and will include all drill holes completed to date.

Details

The principal new mineralized intercepts in Hole CM12-431 start at 730 metres down hole.  The thickest intercept, called the Pegaso Zone, begins at 927 metres down hole and for 61.6 metres grades 89 grams per tonne (“g/t”) (2.6 ounces per ton (“opt”)) silver, 0.78 g/t gold, 0.13% copper with 2.1% lead and 7.3% zinc; including: 31.9 metres that grades 117 g/t (3.4 opt) silver, 1.13 g/t gold, 0.16% copper with 2.7% lead and 9.3% zinc.  Three additional intercepts (See Table 1) ranging from 3.12 to 20.15 metres thick lie above this, between 817 and 900 metres depth.  The best is the 10 metre intercept (817.22 - 827.22 metres down hole) which returned 1.38 g/t gold, 139 g/t (4.1 opt) silver, 0.11% copper, 2.62% lead and 11.8% zinc. The gold and copper grades in all four intercepts are the highest and most consistent yet encountered on the project.  Significantly, broad zones of coarse marble and pervasive tungsten-bearing garnet skarn occur above, between and below the massive sulphide zones, indicating a very large scale system has been located.

Cinco de Mayo is a 100% MAG-owned property located in northern Chihuahua State, Mexico and is within a regional geological belt where some of the world’s largest Carbonate Replacement Deposits are located and mined.  Work over the last few years has revealed Cinco de Mayo as a major new CRD district within this belt, in which three major mineralization zones are now being delineated by MAG.

Combining Hole 431 with recent shallower drilling in this area (See Press Releases of March 22, 2012 and May 17, 2012) indicates that mineralization is continuous from 125 metres to 900 metres depth, with a dramatic broadening in the Pegaso Zone below 850 metres depth (See Diagram 1). This broadening coincides with an increase in skarn alteration and increasing zinc, gold and copper grades; exactly what MAG’s CRD zoning model predicts.

Table 1:  Pegaso Zone
Hole ID	From (metres)	To (metres)	Interval (metres)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Pb+ Zn (%)
CM12-431	730.15	731.40	1.25	0.42	75	0.029	0.54	4.42	4.96
and	817.55	827.55	10.00	1.38	139	0.113	2.62	11.80	14.43
including	821.10	823.00	1.90	2.35	203	0.124	4.44	15.02	19.46
including	824.37	827.55	3.18	1.12	194	0.172	3.25	13.01	16.25
and	856.78	859.90	3.12	2.42	332	0.149	6.65	2.48	9.13
and	877.00	897.15	20.15	1.31	45	0.073	0.76	4.98	5.74
and	899.45	902.90	3.45	0.30	188	0.052	5.64	5.31	10.95
including+	901.23	901.63	0.40	0.45	914	0.047	30.00	5.02	35.02
and*	927.50	989.10	61.60	0.78	89	0.127	2.05	7.32	9.37
including*	938.35	970.25	31.90	1.13	117	0.155	2.72	9.31	12.03
including*	939.05	953.25	14.20	0.94	141	0.152	2.57	13.95	16.53
including	958.30	964.43	6.13	3.16	196	0.328	5.91	6.19	12.10
+ Contains Pb overlimit (>30 wt%)
* Contains Zn overlimit (>30 wt%)

True intercept thicknesses cannot yet be determined, but banding of both massive sulphides and skarn is roughly parallel to bedding and lies at a high angle to the core axis, so thickness reduction should be minor.

The mineralogy, texture and metals content of the mineralization cut in Hole 431 closely resembles that cut in both Holes CM12-399 and JM12-392 so they are interpreted as being connected (See Diagram 2).  All these holes lie within the overlap zone between the fault slices that host the Jose Manto and the Bridge Zone, suggesting that this structurally complex zone acted as a major conduit for mineralizing fluids and perhaps intrusive emplacement (See Diagram 1 and Press Release of May 17, 2012).  MAG has contracted for the completion of an orientation 2 and 3 Dimensional Seismic survey to determine if the system can be better defined in this area before further deep drilling is undertaken.  This work is scheduled to commence shortly.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the remaining technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focused on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, which is subject to a NSR. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The diamond drill core samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are also jointly delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

“Dan MacInnis”
CEO & Director

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange (TSX) nor the New York Stock Exchange (NYSE MKT) has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

Diagram 1:  Cross Section through Hole 431 with interpreted geology and massive sulphide body

Diagram 2:  Vertical Longitudinal Section showing Jose Manto and Bridge Zone areas

Diagram 3:  Jose Manto – Cinco Ridge Mineralized Corridor (Bridge Zone)